Brent B. Siler T: +1 202 728 7040 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Aclaris Therapeutics, Inc. in connection with Registration Statement on Form S-1 (File No. 333-206437)

September 3, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Mr. Jeffrey P. Riedler

Ms. Christine Torney

Mr. Jim Rosenberg

Mr. Preston Brewer

Mr. John Krug

RE:        Aclaris Therapeutics, Inc.

Registration Statement on Form S-1

Registration No. 333-206437

Ladies and Gentlemen:

On behalf of Aclaris Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 29, 2015 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-206437), originally confidentially submitted with the Commission on April 2, 2015, resubmitted to the Commission on May 14, 2015 and subsequently filed by the Company with the Commission on August 17, 2015 (the “Registration Statement”), we submit this supplemental letter to further address comment 8 of the Comment Letter.

Because of the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400  T: (202) 842-7800  F: (202) 842-7899  WWW.COOLEY.COM

September 3, 2015

Page Two

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

8.            We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Price Range”) for its initial public offering (the “IPO”), before giving effect to an anticipated reverse stock split. This range implies a pre-money valuation for the Company of $[***] to $[***]. The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from Jefferies LLC and Citigroup Global Markets Inc., the lead underwriters for the IPO, including discussions that took place on August 27, 2015 between senior management of the Company and representatives of the lead underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. Prior to August 27, 2015, the Company and underwriters had not had any specific discussions regarding the Price Range.

The Company expects to include the Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show.  However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Price Range of the common stock may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will not be in excess of 20% of the high end of the range.  The parameters of the price range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.  At that time, the Company intends to disclose in its preliminary prospectus the factors the board of directors considered to determine the fair value of the Company’s common stock.

We are providing this information to the Staff supplementally to facilitate its review process.  The Company advises the Staff that on September 1, 2015, it granted stock options to purchase an aggregate of 2,208,937 shares of its common stock to certain of its employees, including its executive officers.  Each of these options was granted with an exercise price of $3.09 per share.  The Company has not granted any other equity awards since December 8, 2014.

The Company’s board of directors determined that the fair value of the Company’s common stock was $3.09 per share as of September 1, 2015 based, in part, on the results of a

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400  T: (202) 842-7800  F: (202) 842-7899  WWW.COOLEY.COM

September 3, 2015

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third-party valuation performed as of that date, which resulted in a valuation of the Company’s common stock of $3.09 per share as of that date (the “Valuation”). The Valuation was prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  Given the absence of a public trading market for the common shares, the Company’s board of directors exercised reasonable judgment and, in addition to considering the results of the Valuation, considered a number of objective and subjective factors to determine its best estimate of the fair value of the common shares, including the Company’s stage of development, the progress of the Company’s research and development efforts, equity market conditions affecting comparable public companies and the lack of marketability of the common shares.

In order to determine the estimated fair value of the common shares, the Company and the third-party valuation firm utilized the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method, where the equity value is one or more of the scenarios is calculated using an option-pricing method (the “OPM”).

The Company believes that the primary differences between the per share value determined in the Valuation and the estimated Price Range are a result of the following:

1.    The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.  In contrast, the two IPO scenarios in the Valuation were weighted at an aggregate probability of [***]%, while the probability that the Company would remain private was weighted at [***]% (and the probability that the Company would be sold in an acquisition transaction was weighted at [***]%).  In the Valuation, the two IPO scenarios analyzed both a “low” IPO pre-money valuation ($[***]) and a “high” IPO pre-money valuation ($[***]), each of which was given equal weight ([***]% each).  These two scenarios corresponded to the $[***] to $[***] valuation implied by the Price Range. The IPO scenarios within the Valuation yielded a valuation range of the Company’s common stock of $[***] per share in the low IPO scenario to $[***] per share in the high IPO scenario, prior to the application of a discount of approximately [***]% to reflect the time value of money for the period from the assumed IPO date back to the date of the Valuation (or [***]% on an annualized basis, reflecting the Company’s estimated cost of capital).  The Company notes that the per-share range for the two IPO scenarios in the Valuation is slightly different than the Price Range, even though both were based on the same pre-money valuation for the Company, because the Valuation used a share count for the denominator that included the Company’s full available stock option pool.  In contrast, in calculating the preliminary Price Range, the Company, in consultation with the lead investment banks, used the treasury stock method for counting stock options, which resulted in a slightly smaller denominator.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400  T: (202) 842-7800  F: (202) 842-7899  WWW.COOLEY.COM

September 3, 2015

Page Four

2.    In the stay-private scenario within the Valuation, which was weighted at [***]%, in part reflecting the extreme recent volatility and unpredictability of U.S. capital markets in general and in the market for life science company IPOs in particular, the Company took into account the significant liquidation preferences attributable to the shares of the Company’s outstanding preferred stock in preference to the common stock.  Using the OPM, the Company estimated that the fair value of its common stock would only be $[***] per share in this stay-private scenario.  In the stay-private scenario, the Company (i) assumed volatility of 80% based on historical trading volatility for its publicly traded peer companies, and (ii) used a risk-free rate of return of 0.74%, based on the U.S. Treasury yield curve for a term approximating the time to liquidity.

3.    The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the September 1, 2015 option grant date represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for stock that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

In addition, the Company notes that the valuation of its common stock at $3.09 per share as of September 1, 2015 equals the price per share at which it sold its Series C convertible preferred stock in a financing round that closed on August 28, 2015.  This financing included significant participation by new independent investors who were not existing stockholders of the Company or affiliated with any of its directors, officers or significant stockholders.

Based on the preliminary per share estimate provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned initial public offering within the proposed price range, or at all, the Company believes its board of directors’ determination of the fair value of its common stock of $3.09 per share as of September 1, 2015, which it undertakes to describe in a pre-effective amendment to the Registration Statement, is consistent with the Company’s underwriters’ preliminary estimate of the IPO price range.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter.  The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the IPO.  The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format.  Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 1299 Pennsylvania Avenue, NW, Suite 700, Washington, DC 20004-2400.

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CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400  T: (202) 842-7800  F: (202) 842-7899  WWW.COOLEY.COM

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (202) 728-7040 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:      Frank F. Ruffo, Aclaris Therapeutics, Inc.

Kamil Ali-Jackson, Aclaris Therapeutics, Inc.

Brian F. Leaf, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400  T: (202) 842-7800  F: (202) 842-7899  WWW.COOLEY.COM